Artison Investments, Ltd.

16526 106th CT

Orland Park, Illinois 60647

November 10, 2011

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Artison investments, Ltd.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 17, 2011
File No. 333-169304

Dear Ms. Long:

Artison Investments, Ltd. submits this letter to you in response to your letter of November 7, 2011, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Cover Page of the Prospectus and Terms of Offering, page 14

•

Please disclose all of the intended methods of communication through which these securities will be offered.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to disclose the intended methods of communication which the securities will be offered.   We revised the language on the Cover Page of the Prospectus and in the Terms of Offering section.  The revised language in the sections is as follows: “After the effective date of this prospectus, Mr. Mukherjee intends to advertise through personal contacts, telephone, and hold investment meetings.  We do not intend to use any mass-advertising methods such as the Internet or print media.  Mr. Mukherjee will also distribute the prospectus to potential investors at meetings, to his business associates and to his friends and relatives who are interested in Artison as a possible investment.

COMMENT:

Description of Business, page 18

2.

We note your response to comment four of our letter dated September 20, 2011.  Please state in the prospectus whether the information in the web site is incorporated by reference into the prospectus.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have placed language in the “Description of Business” section in the prospectus to state that “The information in the above websites is incorporated by reference into the prospectus”.

COMMENT:

Background of Directors, Executive Officers, Promoters and Control Persons, page 31

3.

Supplementally, please tell us the basis for your statement that your development of a wood substitute is the only such initiative at the current time available in the world market.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the statement “His vision to develop a Wood substitute is path breaking as there are no such initiative at the current time available in the world market”  as we do not have basis to prove this in true for the world market.

COMMENT:

Undertakings, page 47

4.

We note your response to comment six of our letter dated September 20, 2011.  Please revise to include the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the Company has revised the “Undertakings” section to include the undertaking pursuant to Item 512(a)(5)(ii) of Regulation S-K.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Debopam Mukherjee

Debopam Mukherjee

President

cc:	Via Facsimile (702) 382-1759
Harold P. Gewerter, Esq.
Law Offices of Harold P. Gewerter, Esq., Ltd.

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